FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date: February 29, 2012

Commission File Number: 001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Sheila Colman
Sheila Colman
Date: February 29, 2012	Canadian Counsel and Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.	Computershare letter dated February 23, 2012 regarding Notice of Meeting and Record Date

2.	Press release dated February 27, 2012 entitled “Denison Announces 28.2 Million Lb. Increase in Inferred Resources on Mutanga Project, Zambia”

3.	Press release dated February 28, 2012 entitled “Drilling at Wheeler River Intersects 25.8% eU3O8 Over 4.9 Metres and Expands Phoenix Zone A Deposit”

4.	Press release dated February 28, 2012 entitled “Denison Mines Corp. Provides Date for 2011 Results and Conference Call”

3